UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2023

Commission File Number: 001-39992

Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the “Company”), including Exhibit 99.1, hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual Report

On March 1, 2023, the Company filed its annual report on Form 20-F for the year ended December 31, 2022 with the U.S. Securities and Exchange Commission (“Form 20-F”). It also posted its 2022 Annual Report, which consisted of the Form 20-F and a letter to the shareholders from the Company’s Chief Executive Officer, on its website at https://ir.immunocore.com/financials-filings/annual-reports.  Attached is a copy of the Company letter to the shareholders that was included in the Annual Report and is furnished herewith as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Company letter to the shareholders dated March 1, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date: March 2, 2023	By:	/s/ Bahija Jallal, Ph.D.
		Name	Bahija Jallal, Ph.D.
		Title:	Chief Executive Officer